EXHIBIT 99.1

Precision Drilling Corporation 2022 Third Quarter Results Conference Call and Webcast

CALGARY, Alberta, Oct. 03, 2022 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) intends to release its 2022 third quarter results before the market opens on Thursday, October 27, 2022, and has scheduled a conference call and webcast to begin promptly at 12:00 Noon MT (2:00 p.m. ET) on the same day. To participate in the live call please register at the URL link below:

https://register.vevent.com/register/BI5a6a8b62910a4946a1aa06b35a57db87

This link replaces the dial-in details that were included in past releases. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

An archived version of the webcast will be available through the webcast on-demand for 12 months.

About Precision
Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as “Alpha™” that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS.”

For further information, please contact:

Lavonne Zdunich
Director, Investor Relations
403.716.4500

800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com